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        Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

        Subject Company: MCI, Inc.
Commission File No.: 001-10415

        On April 5, 2005, Qwest Communications International Inc. ("Qwest" or the "Company" or "we" or "us" or "our") transmitted the following letter to the Board of Directors of MCI, Inc. ("MCI"). Qwest has also provided assurances to MCI that Qwest's offer can be revoked only under certain specified circumstances, including, among other circumstances, if MCI does not declare Qwest's offer a Superior Proposal, MCI does not recommend and continue to recommend the Qwest proposal or has not executed an agreement with Qwest by June 19, 2005.

Richard C. Notebaert Chairman & Chief Executive Officer Qwest Communications International Inc.
1801 California Street Denver, Colorado 80202
303 992 1410 303 296 4097 fax

April 5, 2005

By Telecopy and Next Day Delivery

The Board of Directors
MCI, Inc.
Attention: Nicholas deB. Katzenbach
Chairman, Board of Directors
22001 Loudoun County Parkway
Ashburn, VA 20147

Dear Mr. Katzenbach:

        We remain committed to a Qwest/MCI transaction because we firmly believe it will deliver superior value to shareholders as well as significant benefits to customers, employees and other stakeholders. Accordingly, we hereby confirm our revised offer to you for a merger of MCI and Qwest. You have asked me to confirm whether this is our best and final offer. As I informed you last night, this is our best current offer. There is no reason to change this offer; we believe it is clearly a Superior Proposal within the meaning of your amended agreement with Verizon. In addition, since I know your goal is to maximize shareholder value, we should avoid setting arbitrary rules in this auction process (such as demanding a best and final offer), which may hamper the achievement of that goal. Accordingly, I request that you contact me personally (not through your advisors) prior to accepting a revised offer from Verizon, should Verizon increase its offer in response to our Superior Proposal.

        Our revised offer of $27.50 per share ($27.90 including the $0.40 per share dividend paid on March 15) consists of:

  •
  Cash consideration of $13.50 ($13.90 including the $0.40 per share dividend paid on March 15) per share (an increase of 34% in cash from our previous proposal and an aggregate increase in cash to MCI shareholders of $1.1 billion);

  •
  Equity consideration of $14.00 per share with the value protected by a new collar mechanism;

  •
  An improved collar that provides 20% downside protection to a Qwest share price of $3.32 (with Qwest having the right to settle any downside adjustment in cash or shares) and elimination of the 10% collar above a $4.15 share price, permitting MCI shareholders to participate in 100% of the appreciation of Qwest shares above $4.15; and

  •
  An increase in the Specified Included Liabilities threshold before any price adjustment to $1.775 billion from $1.725 billion.

        In addition, prior to the mailing of a proxy statement to MCI shareholders, we would have the ability to substitute up to $2 billion in cash for $2 billion in stock consideration that we would otherwise issue to MCI shareholders. This provision does not change the fact that our offer is $27.50 per MCI share, and there should be no confusion on this point.

        MCI asked for a number of provisions and changes Sunday and yesterday, some for the first time. As we have informed MCI, many of these changes are unacceptable, such as, among other things, your request to relieve MCI of its obligation to be compliant with Section 404 of Sarbanes Oxley and to significantly increase the amount of MCI executive retention packages. We do, however, recognize the desirability of appropriate retention programs for certain groups of MCI employees and have provided in the merger agreement that we will work with MCI management to adopt suitable programs.

        We have responded as we believe appropriate to MCI's other requests. Most notably, (as outlined in a letter being sent today from our attorney, Chip Mulaney, to your attorney, Phillip Mills) we are willing to accommodate your request that we provide further assurances that upon MCI's determination that our offer is a Superior Proposal and a change in its recommendation to MCI shareholders to support a Qwest-MCI merger, our offer would remain available for MCI to accept as soon as MCI regains the ability to do so upon the termination of the Verizon agreement, unless MCI acts inconsistently with such a determination. Qwest's willingness to keep its offer open in this way underscores our confidence in the future of a combined Qwest and MCI and it evidences our willingness to work with MCI to close such a transaction promptly.

        Exhibit A summarizes our proposal. Our merger agreement of today's date has been furnished to your counsel along with assurances as to the future availability of our offer. Significantly, revised financing commitments are being provided to your advisors this afternoon which respond to the MCI Board's requests for additional liquidity at the combined Qwest/MCI by increasing the committed financing from $5.75 billion to $6.25 billion.

        We believe that this increase in our financing commitments, together with other available resources, will enable us to complete the merger and allow the combined companies to compete aggressively for new customers, make necessary capital improvements and continue to expand next generation services. Our vision for Qwest/MCI would honor MCI's heritage by demonstrating once again that good management and dedicated employees can compete successfully with the giants of the telecommunications industry.

        We have discussed with you our belief that fewer and less extensive divestiture demands from regulatory agencies give a timing advantage to a Qwest/MCI merger over an MCI combination with Verizon.

        In addition, we have shared with you our detailed analysis and reasoning behind the superior value creating synergies we believe to be available in a Qwest/MCI merger.

        Our offer is $4.40 per share, or approximately 20% higher than Verizon's offer, resulting in an aggregate of $1.4 billion of additional shareholder value. The $13.50 per share cash portion of the our offer is 62% higher than the cash portion of Verizon's offer and represents approximately $1.7 billion more cash for the MCI shareholders. We believe there is significant protection to MCI shareholders from the collar, which offers enhanced downside protection to the equity consideration included in our offer.

        We believe the total value of our revised bid, including projected synergies, is approximately $44 per MCI share as compared to the total value of the Verizon bid, including projected synergies, of approximately $24. Although no guarantee can be made with respect to the projected synergies, please recall that the MCI shareowners would receive approximately 40% of the value of all synergies in the case of a merger with Qwest as opposed to receiving approximately 4% percent of the synergies in the case of a merger with Verizon. Given this significant disparity, as well as the additional shareholder value delivered as stock and cash merger consideration, we trust that the MCI Board, acting in the best interests of its shareholders, will conclude that our offer constitutes a Superior Proposal.

        We request that you take the steps necessary under your agreement with Verizon to declare our offer a Superior Proposal. If MCI does not inform us by midnight tonight, and publicly declare by noon EDT on April 6, 2005, that Qwest's proposal constitutes a Superior Proposal and give notice of such determination to Verizon, our offer will be withdrawn.

        We believe our management team has a proven track record of competence, experience and integrity. We look forward to joining with the many talented and able employees of MCI to create value for all our stockholders in a Qwest/MCI merger.

Sincerely,

/s/  RICHARD C. NOTEBAERT

Richard C. Notebaert
Chairman and Chief Executive Officer

cc:
Mr. Richard C. Breeden (by telecopy)
Mr. Larry Graftstein (by telecopy)
    Lazard Freres & Co.
Phillip Mills, Esq. (by telecopy)
    Davis, Polk & Wardell

Exhibit A

Economic Terms

Consideration:	Qwest common stock and cash to MCI stockholders
Value:	Offer Value: $27.90 per share consideration to MCI stockholders (this includes MCI's March 15 dividend payment of $.40 per share) Offer consists of:
(i) $13.50 (excludes MCI's March 15 dividend payment of $.40 per share) in cash; and
(ii)
$14.00 of Qwest common stock ("Stock Consideration") based on an exchange ratio of 3.373 Qwest shares per MCI share, subject to the Value Protection Mechanism described in "Value Protection Mechanism Regarding Qwest Stock Component" below.
The value of the Stock Consideration is based on a Qwest stock price of $4.15.
Please refer to "Example of Overall Potential Value to MCI Stockholders."
In addition, prior to the mailing of proxy statement/prospectus to MCI shareholders, Qwest may substitute up to $2.0 billion in cash for up to $2.0 billion of the aggregate Stock Consideration.
Pro forma ownership split of approximately 37.6% MCI/62.4% Qwest, subject to the cash substitution provision and the Value Protection Mechanism.
Value Protection Mechanism Regarding Qwest Stock Component:
In the event that the average trading price for Qwest common stock during a period of 20 trading days prior to the closing of the transaction (the "Qwest Share Price") does not equal $4.15 per share, then the exchange ratio shall be adjusted as follows:
• If the Qwest Share Price is between and inclusive of $3.32 and $4.14, then the exchange ratio shall be adjusted upward to deliver value of $14.00 in Stock Consideration to MCI stockholders.
However, Qwest may at its option deliver all or a portion of this value protection in cash in lieu of common stock.
•
If the Qwest Share Price is below $3.32, then the exchange ratio shall be 4.217. However, Qwest may at its option deliver all or a portion of this value protection in cash in lieu of Qwest common stock, provided that the exchange ratio will under no circumstances be less than 3.373.
• If the Qwest Share Price is above $4.15, then the exchange ratio shall be 3.373.

As a result of this Value Protection Mechanism, the value of the Stock Consideration is protected against a decline of up to 20% in the stock price of Qwest. In addition, MCI shareholders will participate in 100% appreciate of the Qwest share price above $4.15.
Cash Consideration:
Approximately $5.60 (excluding the dividend of $.40 per share paid on March 15) of the $13.50 cash consideration will be paid as a special dividend to be declared and paid as soon as practicable following MCI stockholder approval of the transaction. The $5.60 special dividend will be reduced by the amount of any dividends declared by MCI during the period from March 16, 2005 to the consummation of the merger (subject to any limitations imposed by MCI debt covenants).
Specified Included Liabilities:
The cash and stock consideration outlined herein will be subject to adjustment with respect to the specified included liabilities on substantially the same terms as provided in the Amended Verizon agreement (i.e., the adjustment threshold is $1.775 billion).
Example of Overall Potential Value to MCI Stockholders:	For clarity, given the above and assuming a December 31, 2005 closing, each MCI stockholder would receive between signing and closing:
	•	$5.60 in cash in quarterly and special dividends;
	•	$7.90 in cash at closing;
	•	3.373 Qwest shares in Stock Consideration at closing subject to the cash substitution provision and the Value Protection Mechanism; and
•
Assuming MCI stockholders own 38% or more of the combined company, they would also likely realize approximately $17 per share of value from synergies—yielding a total value to MCI stockholders in a merger with Qwest in excess of $40 per share.

Additional Information

        This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

        Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

        This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors consolidating with other providers or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

        The information contained in this filing is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

        Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

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  Exhibit A
Economic Terms